UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 4, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ligand Pharmaceuticals Incorporated

File No. 1-33093 - CF#26448

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Ligand Pharmaceuticals Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 3, 2011.

Based on representations by Ligand Pharmaceuticals Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.100	through March 3, 2021	Exhibit 10.108	through March 3, 2021
Exhibit 10.101	through March 3, 2021	Exhibit 10.109	through March 3, 2021
Exhibit 10.103	through March 3, 2021	Exhibit 10.110	through March 3, 2021
Exhibit 10.104	through March 3, 2021	Exhibit 10.111	through March 3, 2021
Exhibit 10.105	through June 12, 2018	Exhibit 10.112	through March 3, 2021
Exhibit 10.106	through June 12, 2018	Exhibit 10.113	through March 3, 2021
Exhibit 10.107	through June 12, 2018	Exhibit 10.114	through March 5, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Gupta Barros
Special Counsel